

March 1, 2011

via U.S. mail and facsimile

Ronald A. Andrews
Clarient, Inc.
31 Columbia
Aliso Viejo, CA 92656-1460

  Re: **Clarient, Inc.**
    Form 10-K for year ended December 31, 2009
    Filed March 16, 2010
    Supplemental Response Submitted January 19, 2011
    File No. 0-22677

Dear Mr. Andrews:

  We have reviewed your supplemental response regarding your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

1. We note your response to comment number one of our December 30, 2010 letter. Please amend the 2009 10-K to include the complete Exhibit 10.51.

You may contact Susann Reilly at (202) 551-3236 or John Reynolds at (202) 551-3790 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Health care Services

cc: Ronald Andrews, Chief Executive Officer
     Fax: (949) 425-5865 or (949) 425-5701